

Mail Stop 4561

December 28, 2016

Robert F. X. Sillerman
Chief Executive Officer
Function(x) Inc.
902 Broadway, 11th Floor
New York, New York 10010

   Re: **Function(x) Inc.**
       Registration Statement on Form S-1
       Filed December 20, 2016
       File No. 333-215188

Dear Mr. Sillerman:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the cover page to include disclosure regarding any concurrent offerings. In this regard, we refer to your resale registration statement on Form S-1 (File No. 333-213084), which was declared effective on December 6, 2016. Also consider whether risk factor disclosure regarding concurrent offerings and any resulting overhang is necessary. Such risk factor disclosure should specify number of shares that may be offered for resale in the concurrent registered offerings, indicating the number of such shares that are issuable upon exercise or conversion of other securities.

2. We note that you are registering the warrants and the common stock underlying the warrants to be issued to the representative of this offering in this Form S-1. Please revise the cover page to clearly reflect that you are seeking to register the offering of these Representative's Warrants, in addition to the firm commitment public offering of your common stock.

3.   Please revise the cover page to disclose that your auditors have issued a going concern opinion.

Use of Proceeds, page 30

4.   Please revise to disclose the approximate amount of proceeds intended for each specified purpose. Further, you indicate that you intend to use a portion of the proceeds to reduce of satisfy indebtedness. Please disclose the interest rate and maturity of such indebtedness to be repaid. See Item 504 of Regulation S-K and instruction 4 to Item 504.

Part II Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that the company did not file a Form D with the Commission for any of these transactions.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ji Shin, Attorney-Advisor at (202) 551-3579 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Aron Izower, Esq.
       Reed Smith LLP